UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2007.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

AmeriServ Financial
401(k) Profit Sharing Plan
(Full title of the plan)

AmeriServ Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

AmeriServ Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1.

Financial Statements and Exhibits

a.

Financial Statements

1.

Report of Independent Registered Public Accounting Firm.

2.

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006.

3.

Statement of Changes in Net Assets Available for Benefits for the two years ended December 31, 2007 and 2006.

4.

Notes to Financial Statements.

b.

Exhibits

1.

Consent of S. R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of AmeriServ

Financial 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the public company accounting oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,

the net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of

December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of

December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of

Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/S.R. Snodgrass, A.C.

Wexford, PA

June 25, 2008

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

ASSETS

Investments, at fair value:
Common / Collective Funds	$ 10,827,390	$ 10,261,324
Mutual Funds	8,948,610	9,101,166
AmeriServ Financial, Inc.	294,071	579,714
Money Market	2,189,637	870,296
Participant Loans	397,850	393,710
Total Investments	22,657,558	21,206,210

Contribution Receivable	8,874	35,713
Accrued Interest Receivable	15,251	148,175
Due from Broker	1,473	-
Other Receivables	6,193	-
Cash	-	12

TOTAL ASSETS AVAILABLE FOR BENEFITS	22,689,349	21,390,110

LIABILITIES

Due to Broker	10,347	-
Benefits Payable	8,951	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 22,670,051	$ 21,390,110

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006

ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 439,397	$ 1,735,651
Interest and dividends	162,532	286,148
Capital gains	608,345	214,496
Total Investment Income	1,210,274	2,236,295

Contributions by employees	795,596	729,520
Contributions by employer	209,627	207,243
Rollovers	174,034	136,832
Total Contributions	1,179,257	1,073,595
Total Additions	2,389,531	3,309,890

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	1,109,590	500,719

Net Increase	1,279,941	2,809,171

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	21,390,110	18,580,939

End of the year	$ 22,670,051	$ 21,390,110

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Interested parties should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

1General

The Plan is a defined contribution plan covering the employees of AmeriServ Financial, Inc., and its wholly owned subsidiaries AmeriServ Financial Bank, AmeriServ Trust and Financial Services, and AmeriServ Associates, Inc. (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”) who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution).  As of June 30, 2007 the Company closed AmeriServ Associates, Inc. The former employees are no longer participating in the Plan. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code.  Employees may elect to have their contributions in 5 percent increments invested in one or more of 32 mutual funds, 8 common/collective portfolios, 1 money market fund, and the AmeriServ Financial, Inc. common stock administered by the Plan’s trustee.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  In addition, the Companies contribute 4 percent of employees’ gross compensation on behalf of Union employees.

Participant Accounts

Each participant’s profit sharing account is credited with Plan earnings.  Allocations are based upon the proportionate value of all accounts.  The benefit to which each participant is entitled is that which can be provided from the participant’s account.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the sponsor’s contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after five years of service.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her 5th consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her 5th consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2007 and 2006, the forfeiture account had a balance of $33,291 and $31,094, respectively.  Forfeitures totaling $3,227 and $7,797 for the years ended December 31, 2007 and 2006, respectively, were reallocated to participants’ accounts.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $59,022 and $50,037 for the years ended December 31, 2007 and 2006, respectively.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments

Quoted market prices are used to value investments.  Investments for which there is no quoted market price are reported at their estimated fair value.

NOTE 3 - INVESTMENTS

The Plan investments are administered by AmeriServ Trust and Financial Services (Trustee).

During 2007, the Plan’s investments (including investments bought and sold, as well as, held during the year) appreciated in value by $439,397.

	Net Appreciation (Depreciation) in Fair Value During Year

	2007	2006

Investments at fair value as determined by quoted market price:
Common / Collective Funds	$ 751,402	$ 1,042,227
Mutual Funds	(71,254)	621,661
AmeriServ Financial, Inc.	(240,752)	71,763

Net Appreciation in Fair Value	$ 439,397	$ 1,735,651

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2007		2006
	Principal Value	Fair Value	Principal Value	Fair Value
Investments at fair value as determined by quoted market price:

Goldman Sachs Prime Obligations	$ 2,189,637	$ 2,189,637	$ 870,296	$ 870,296
Dodge & Cox Balanced Fund	1,355,754	1,424,129	1,275,534	1,504,801
Vanguard Institutional Index	1,416,119	1,610,789	1,517,330	1,726,269
Pathroad Balance Growth & Income	3,390,774	4,424,260	2,994,138	3,846,188
Pathroad Capital Appreciation & Income	1,273,504	1,730,635	1,139,472	1,527,853
Pathroad Conservative Growth & Income	1,938,243	2,529,330	2,004,615	2,508,833
Pathroad Long-Term Equity	1,189,272	1,604,705	1,217,537	1,594,699

	$ 12,753,303	$ 15,513,485	$ 10,148,626	$ 12,708,643

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and issued a letter on July 27, 2005 informing the Bank that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds that are managed by the defined trustee of the Plan. The Plan also invests in the Plan Sponsor’s common stock. Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments.  Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, participant loans, common collective funds, AmeriServ Financial Inc. stock, contributions receivable, accrued interest receivable, benefits payable and cash would be considered financial instruments. At December 31, 2007 and 2006, the carrying amounts of these financial instruments approximate fair value.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2007

	Par or Shares	Cost	Current Value

Common Stock
*AmeriServ Financial, Inc.	106,139	$505,145	$294,071

Total Common Stock			294,071

Mutual Funds
Alger Large Cap Growth	1,120	14,170	18,305
Alger Midcap Growth	4,793	90,312	91,550
CGM Focus Fund	8,424	398,167	442,164
Dodge & Cox Balanced Fund	17,582	1,355,754	1,424,129
Dodge & Cox Stock Fund	3,842	569,706	531,213
Federated Kaufmann Fund	57,988	328,309	361,267
Fidelity New Insights	3,744	71,693	81,774
Fidelity Leveraged Co. Stock	1,408	46,884	45,517
Fidelity Low-Priced Stock Fund	16,588	573,411	682,281
Fidelity New Markets	1,892	28,173	27,781
Franklin Biotechnology Discovery	1,430	77,895	83,709
Franklin Mutual Beacon	1,344	22,792	21,158
Janus Contrarian Fund	23,832	465,190	463,300
Janus Growth & Income	1,690	52,690	61,656
Janus Overseas Fund	1,839	106,811	99,130
Legg Mason Opportunity Trust	6,284	124,232	108,893
Legg Mason Value Trust	3,404	219,356	233,829
Loomis Sayles Bond Fund	3,443	50,448	50,203
MFS International New Discovery Fund	15,898	417,594	396,012
Northern Technology	1,779	21,556	25,386
Pimco Total Return	21,117	223,105	225,744
Rydex Titan 500	25	1,165	1,190
SEI Stable Asset	792,591	792,591	792,591
T. Rowe Price Equity Income	10,744	280,312	301,896
T. Rowe Price Financial Services	947	20,396	16,194
T. Rowe Price Spectrum	197	4,286	4,153
Tweedy, Browne Global Value	11,395	302,131	340,832
Vanguard GNMA	8,807	91,328	91,330
Vanguard Health Care	894	126,085	123,913
Vanguard Institutional Index	12,008	1,416,119	1,610,789
Vanguard Short-Term Admiral	15,805	164,540	166,900
Vanguard Total Bond Market Index	2,345	23,789	23,821

Total Mutual Funds			8,948,610

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2007

	Par or Shares	Cost	Current Value

Common / Collective Funds
*Pathroad Balance Growth & Income	291,070	$3,390,774	$4,424,260
*Pathroad Capital Appreciation & Income	107,359	1,273,504	1,730,635
*Pathroad Conservative Fixed Income	24,161	254,493	293,800
*Pathroad Conservative Growth & Income	170,555	1,938,243	2,529,330
*Pathroad Intermediate-Term Fixed Income	15,628	172,143	208,952
*Pathroad Long-Term Equity	97,610	1,189,272	1,604,705
*ASRV Premier Equity Fund	1,455	16,621	16,844
*ASRV Tactical High Yield Bond Fund	1,615	19,513	18,864

Total Common / Collective Funds			10,827,390

Money Market Funds
Goldman Sachs Financial Square Prime Obligation	2,189,637	2,189,637	2,189,637

Total Money Market Funds			2,189,637

Participant Loans	397,850	397,850	397,850

Total			$22,657,558

  *Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 25, 2008

AmeriServ Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By

/s/David M. Margetan

David M. Margetan, Assistant

Vice President and Assistant Secretary

Exhibit Index

Exhibit

1.

Consent of S. R. Snodgrass, A.C

Exhibit 1

2CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We consent to the incorporation by reference in the Registration Statement Nos. 033-55845, 033-55207, and 033-55211 on Forms S-8 of AmeriServ Financial Inc. of our report dated June 25, 2008, relating to the financial statements and supplemental schedules of the AmeriServ Financial 401(k) Profit Sharing Plan as of and for the year ended December 31, 2007, appearing in this Annual Report on Form 11-K.

/s/S.R. Snodgrass, A.C.

Wexford, PA

June 25, 2008